Exhibit 2
(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(A Share Stock Code: 000618)
(ADS Stock Symbol: JCC)
ANNOUNCEMENT OF DELISTING OF THE AMERICAN DEPOSITARY
SHARES FROM THE NEW YORK STOCK EXCHANGE
The SEC had approved the delisting of the Jilin H Shares represented by the Jilin ADSs from the NYSE effective at the opening of business (New York City time) on 15 February 2006 and Jilin had been advised that the delisting of the Jilin ADSs from the NYSE took effect at the same time.
INTRODUCTION
On 28 October 2005, PetroChina Company Limited (the Offeror) and Jilin Chemical Industrial Company Limited (Jilin) jointly announced that, subject to the satisfaction or waiver of certain pre-conditions (the Pre-Conditions), Citigroup Global Markets Asia Limited (Citigroup), on behalf of the Offeror, and (in the United States only) the Offeror, would make a voluntary conditional offer (the H Share Offer) to acquire all the outstanding overseas listed foreign invested shares of par value RMB1.00 each in Jilin (the Jilin H Shares) for HK$2.80 per Jilin H Share, and the Jilin H Shares represented by American Depositary Shares (the Jilin ADSs) for HK$280.00 per Jilin ADS, in each case not already owned by the Offeror and parties acting in concert with the Offeror (the Joint Announcement). On 16 November 2005, the Offeror and Jilin jointly announced the satisfaction or waiver of the Pre-Conditions and despatched the composite offer and response document (the Composite Document) relating to the H Share Offer. On 12 December 2005, the Offeror and Jilin jointly announced that certain clarification amendments had been made to the Composite Document in response to comments from the United States Securities and Exchange Commission (the SEC). On 23 December 2005, the Offeror and Jilin jointly announced that the Offeror had received no-action relief from the staff of the SEC with respect to terminating the Initial Offer Period and thereby ending withdrawal rights upon the H Share Offer becoming or being declared unconditional, and that if the H Share Offer became or was declared unconditional at any time on or after 31 December 2005, being the date of the H Share Class Meeting, the Initial Offer Period would expire and the rights of the Jilin H Shareholders and the Jilin ADS Holders to withdraw their acceptances of the H Share Offer would also terminate at such time. On 31 December 2005, the Offeror and Jilin jointly announced that the special resolutions to approve the voluntary withdrawal of the listings of the Jilin H Shares and the Jilin ADSs from the Hong Kong Stock Exchange and the New York Stock Exchange (the NYSE), respectively, were duly passed by the Jilin Independent H Shareholders by way of poll at the H Share Class Meeting. On 6 January 2006, the Offeror and Jilin jointly announced the satisfaction of the H Share Offer Conditions and the H Share Offer consequently had become unconditional in all respects. On 20 January 2006, the Offeror and Jilin jointly announced that the listing of the Jilin H Shares on the Hong Kong Stock Exchange was withdrawn with effect from 9:30 a.m. (Hong Kong time) on Monday, 23 January 2006. On 3 February 2006, the Offeror and Jilin jointly announced that the H Share Offer closed at 4:00pm (Hong Kong time) on

Exhibit 2
Friday, 3 February 2006.
Terms used herein shall have the same meanings as defined in the Composite Document unless otherwise specified in this announcement.
DELISTING OF THE AMERICAN DEPOSITARY SHARES FROM THE NEW YORK STOCK EXCHANGE
The SEC had approved the delisting of the Jilin H Shares represented by Jilin ADSs from the NYSE effective at the opening of business (New York City time) on 15 February 2006 and Jilin had been advised that the delisting of Jilin ADSs from the NYSE took effect at the same time.
As the result of the delisting of the Jilin H Shares from the Hong Kong Stock Exchange and the Jilin ADSs from the NYSE, Jilin H Shareholders and Jilin ADS Holders who had not tendered their acceptance of the H Share Offer as of the conclusion of the H Share Offer had held Jilin H Shares and Jilin ADSs that are not listed on any recognized stock exchange.
Notwithstanding the delisting, Jilin’s registration under the U.S. Securities Exchange Act of 1934, as amended (the Exchange Act), remains in effect and Jilin will continue to comply with its obligations, including the filing of Annual Reports on Form 20-F. However, in view of the increasing costs of maintaining a U.S. registration for non-U.S. companies, Jilin does intend to examine ways in which it may terminate its Exchange Act registration in due course.
Any Jilin H Shareholder who has any queries in relation to any administrative issues concerning his/her/its Jilin H Shares should contact Hong Kong Registrars Limited by telephone at (+852) 2862-8628 or at 46th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong.
Any Jilin ADS Holder who has any queries in relation to any administrative issues concerning his/her/its Jilin ADSs should contact The Bank of New York, ADR Department, by telephone at (+1-888) 269-2377 or at 101 Barclay Street, 22nd Floor West, New York, New York 10286.
As of the date hereof, the Jilin Board comprises:
Executive Directors:            Zhang Xingfu, Li Chongjie
Non-executive Directors:            Yang Dongyan, Ni Muhua, Jiang Jixiang, Xiang Ze
Independent Non-executive Directors:       Lü Yanfeng, Zhou Henglong, Wang Peirong, Fanny Li
By order of the Board of Directors
Zhang Liyan
Secretary to the Board
15 February 2006